CONCORDIA INTERNATIONAL CORP.
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
to be held on November 29, 2018

NOTICE IS HEREBY GIVEN that a Special Meeting (the “Meeting”) of the holders (“Shareholders”) of limited voting shares (“Limited Voting Shares”) of Concordia International Corp. (“Concordia” or the “Corporation”) will be held at the offices of Fasken Martineau DuMoulin LLP, in the Rideau/St. Lawrence Room, Bay Adelaide Center, Suite 2400, 333 Bay St., Toronto, Ontario, M5H 2T6, at 10:00 a.m. (EST) on November 29, 2018 for the following purposes:

(a)
to consider and if thought advisable to pass, with or without variation, a special resolution to authorize the board of directors of the Corporation (the “Board”) to amend the Corporation’s articles to effect the change of name of the Corporation to “Advanz Pharma Corp.” (the “Name Change”), or such other name as may be accepted by the relevant regulatory authorities and approved by the Board, as more fully described in the accompanying Circular (as defined below) (the full text of the proposed special resolution is attached to the Circular as Appendix “A”); and

(b)	to transact such further and other business as may properly come before the Meeting or the reconvening of any adjournment or postponement thereof.
Additional information on the above matters can be found in the management information circular dated October 30, 2018 (the “Circular”) under the heading “Business of the Meeting”.
The Board has fixed the close of business on October 30, 2018 as the record date (the “Record Date”) for the determination of Shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof.
The Circular, this Notice of Special Meeting of Shareholders (the “Notice”), the form of proxy and the voting instruction form (collectively, the “Meeting Materials”) are being mailed to Shareholders of record as at the Record Date and are available online under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”), at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval System (“EDGAR”) at www.sec.gov. Shareholders are reminded to review the Meeting Materials before voting.
If you do not expect to attend the Meeting in person, please promptly complete and sign the enclosed form of proxy and return it for receipt by no later than 10:00 a.m. (EST) on November 27, 2018. If you receive more than one proxy form because you own Limited Voting Shares registered in different names or addresses, each proxy form should be completed and returned.
If you are a Non-Registered Shareholder (as defined in the Circular under the heading “Non-Registered Shareholders”), accompanying this Notice is a voting instruction form for your use. If you receive these materials through your broker or another intermediary, please complete and sign the materials in accordance with the instructions provided to you by such broker or other intermediary.
Dated at Mississauga, Ontario, this 30th day of October, 2018.

BY ORDER OF THE BOARD OF DIRECTORS OF CONCORDIA INTERNATIONAL CORP.
By:	<Signed> Randy Benson
Name: Randy Benson
Title: Non-Executive Chairman